August 21, 2025

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Robert Augustin and Ms. Jane Park

Re: Caring Brands, Inc.

Draft Registration Statement on Form S-1

Submitted July 30, 2025

CIK 0002020737

Dear Mr. Augustin and Ms. Park:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated August 18, 2025 (the “Comment Letter”) relating to the draft registration statement on Form S-1, which was submitted to the Commission by Caring Brands, Inc. (the “Company” or “we”) on July 30, 2025.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated in bold.

We have also updated the Registration Statement on Form S-1 (“Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Draft Registration Statement on Form S-1 submitted July 30, 2025

Capitalization, page 31

1.	Please revise your tabular presentation to address the following:

● Remove the inclusion of the cash and cash equivalents amounts from total capitalization.
● Include the $50,000 related party loan payable and include in total capitalization.

Response: We note the Staff’s comment, and respectfully submit that the relevant changes have been made to the Registration Statement. Please see page 31.

Management, page 51

2.	Please disclose the specific skills, qualifications and attributes that led you to the conclusion that Christopher Galeta should serve as your director. Refer to Item 401(e) of Regulation S-K.

Response: We note the Staff’s comment, and respectfully submit that the relevant changes have been made to the Registration Statement. Please see page 52.

Note 10 - Subsequent Events, page F-10

3.	Please disclose the specific date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1(a).

Response: We note the Staff’s comment, and respectfully submit that the relevant changes have been made to the Registration Statement. Please see page F-10

Note 6 – Capital Structure, page F-10

4.	Please provide disclosures for the warrants outstanding, including the material terms.

Response: We note the Staff’s comment, and respectfully submit that the relevant changes have been made to the Registration Statement. Please see page F-10.

Note 6 – Significant Accounting Policies

Research and Development, page F-18

5.	Please disclose the amount of research and development expenses recognized for each period presented in accordance with ASC 730-10-50-1. In this regard, we note your disclosure that you are reformulating the CB-101 and NoStingz products. Refer to ASC 730-10-55-1.e. for further guidance. Also address this comment in your interim financial statements.

Response: We note the Staff’s comment, and respectfully submit that the relevant changes have been made to the Registration Statement. Please see page F-18. In addition, we have revised the S-1 throughout to make sure that the disclosure regarding the reformulation is consistent throughout.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised and updated Registration Statement.

Very truly yours,

By:	/s/ Glynn Wilson
Name:	Glynn Wilson
Chief Executive Officer